UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 0-23998

FIRST CHOICE HEALTH NETWORK, INC.
(Exact name of registrant as specified in its charter)

600 University Street, Suite 1400
Seattle, Washington 98101
Telephone (206) 292-8255

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, par value $1.00 per share
(Title of each class of securities covered by this Form)

Not applicable
(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[X]	Rule 12h-3(b)(1)(i)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

         Approximate number of holders of record as of the certification or notice date:

211 (as of December 22, 2005)

        Pursuant to the requirements of the Securities Exchange Act of 1934, First Choice Health Network, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 22, 2005	By: /s/ Stacy A. Kessel
Stacy A. Kessel Chief Financial Officer